December 2, 2025

VIA E-MAIL

Diane J. Drake
Investment Managers Series Trust II
235 West Galena Street
Milwaukee, Wisconsin 53212

> **Re:** **Investment Managers Series Trust II**
> Post-Effective Amendments on Form N-1A
> File Nos. 333-191476, 811-22894

Dear Ms. Drake:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On October 9, 2025, and October 10, 2025, Investment Managers Series Trust II filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if

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[1] Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

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We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

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[2]   Rule 18f-4(a) (defining the term "Designated reference portfolio").

Appendix A

33 Act	Accession No	Complex	Registrant	Filing Date	Series Names
333-191476	0001213900-25-097512	Tradr	Investment Managers Series Trust II	10/9/2025	TRadr 3X Long FLY Daily ETF Tradr 3X Long CRM Daily ETF Tradr 3X Long CRWV Daily ETF Tradr 3X Long CSCO Daily ETF Tradr 3X Long FRMI Daily ETF Tradr 3X Long GLXY Daily ETF Tradr 3X Long INTC Daily ETF Tradr 3X Long IONQ Daily ETF Tradr 3X Long IREN Daily ETF Tradr 3X Long JOBY Daily ETF Tradr 3X Long LLY Daily ETF Tradr 3X Long ACHR Daily ETF Tradr 3X Long MARA Daily ETF Tradr 3X Long MRVL Daily ETF Tradr 3X Long NBIS Daily ETF Tradr 3X Long NOW Daily ETF Tradr 3X Long OKLO Daily ETF Tradr 3X Long OPEN Daily ETF Tradr 3X Long ORCL Daily ETF Tradr 3X Long PANW Daily ETF Tradr 3X Long QBTS Daily ETF Tradr 3X Long QCOM Daily ETF Tradr 3X Long ALAB Daily ETF Tradr 3X Long RDDT Daily ETF Tradr 3X Long RGTI Daily ETF Tradr 3X Long RIOT Daily ETF Tradr 3X Long RKLB Daily ETF Tradr 3X Long SMR Daily ETF Tradr 3X Long SNOW Daily ETF Tradr 3X Long SOFI Daily ETF Tradr 3X Long SOUN Daily ETF Tradr 3X Long TEM Daily ETF Tradr 3X Long TXN Daily ETF Tradr 3X Long APLD Daily ETF Tradr 3X Long UBER Daily ETF Tradr 3X Long UPST Daily ETF Tradr 3X Short NVDA Daily ETF Tradr 3X Short TSLA Daily ETF Tradr 3X Long APP Daily ETF Tradr 3X Long ASTS Daily ETF Tradr 3X Long BE Daily ETF Tradr 3X Long BLSH Daily ETF Tradr 3X Long BRKB Daily ETF

| 333-191476 | 0001213900-25-098097 | Tradr | Investment Managers Series Trust II | 10/10/2025 | Tradr 3X Long AMD Daily ETF
Tradr 3X Long MSTR Daily ETF
Tradr 3X Long NVDA Daily ETF
Tradr 3X Long PLTR Daily ETF
Tradr 3X Long TSLA Daily ETF
Tradr 3X Long TSM Daily ETF
Tradr 3X Short IONQ Daily ETF
Tradr 3X Short QBTS Daily ETF
Tradr 3X Short RGTI Daily ETF
Tradr 3X Long ARKK Daily ETF
Tradr 3X Long BMNR Daily ETF
Tradr 3X Long COIN Daily ETF
Tradr 3X Long ETH Daily ETF
Tradr 3X Long FIG Daily ETF
Tradr 3X Long HIMS Daily ETF
Tradr 3X Long HOOD Daily ETF
Tradr 3X Long IBIT Daily ETF |